Exhibit 99.1

ADS-TEC Energy (ADSE) Reports H1 2022 Results and Confirms FY 2022 Guidance

●	Strong order momentum with booked orders up over 100% YOY for H1 2022 and demand across multiple market segments

●	Order backlog was more than €176 million for end of August 2022, largely driven by strong growth in Europe and the U.S.

●	H1 2022 international expansion and diversification into other geographies has led to revenue outside of Germany increasing 4x from H1 2021

●	Growth in U.S. business since launch in January

●	Completed due diligence and identification of U.S. plant location with a scheduled opening in H2 2022

●	Revenue in H1 2022 was €9.4 million

●	Gross Profit (loss) in H1 2022 was -€4.8 million

●	EBIT in H1 2022 was -€18.5 million for H1 2022

●	H1 2022 closed with €65.7 million cash-on-hand and, as of this announcement, no debt

●	FY 2022 revenue guidance of €80 to €100 million more than doubles FY 2021 revenue, but this depends upon the supply chain

●	Growth continues in core segments across North America, Continental Europe, and the United Kingdom

●	Increased order backlog already includes planned deliveries for 2023

NÜRTINGEN, Germany – September 12, 2022 – ADS-TEC Energy plc (NASDAQ: ADSE), a global leader in battery-buffered, ultra-fast charging technology, today announced audited financials for H1 2022 and guidance for FY 2022.

The company also announced strong performance and continued growth in its key segments with contracted business in municipalities, oil and gas, hospitality, big box retail, charging point operators, EV fleets, automotive OEM dealerships, and large last-mile delivery services since launching its U.S. business in January.

ADS-TEC Energy announced a key strategic partnership with JOLT, a Dublin and Munich-based technology company focused on owning and operating ultra-fast charging solutions in urban areas. Installations have already begun at ESSO service stations in Munich, Berlin, Hamburg, Frankfurt, Stuttgart, Dresden, Duesseldorf, and Nuremberg as well as TAMOIL stations in the Netherlands. They aim to install and operate up to 5,000 ultra-fast charging stations over the next five years.

On the product side, ADS-TEC Energy extends its battery-buffered, ultra-fast charging technology with the addition of ChargePost. Unlike the currently-available, battery-buffered ChargeBox, which consists of a separate battery-booster module and two charging dispensers, the ChargePost consolidates battery-buffering and dispensers into a single “all-in-one” system with a large display that provides revenue-generating advertising opportunities. In conjunction with this addition to the Company’s portfolio, the Company has completed a framework agreement with a European company that will receive the first 50 ChargePost systems in 2022. As part of the agreement, ADS-TEC Energy expects to deliver increasing volumes of products to encompass thousands of ChargePost units over the next few years.

Also, ADS-TEC Energy announced in August, that that the company has significantly increased the order volume for its products in fiscal year 2022 since the publication of the first financial forecast on April 28, 2022. The orders primarily involve the company’s battery-buffered, ultra-fast EV charging systems, but also include stationary storage systems for commercial and industrial applications. For contractual reasons, specific customers and projects cannot be publicly announced at this time. Our sales guidance of €80 to €100 million will not be affected by the increased order backlog, as sales from the new orders are planned for 2023.

After much due diligence and site work, we have identified the location of our U.S. manufacturing plant and expect it to be operational in Q4 2022.

Financial & Operational Highlights

The below represents summary financial and operational figures for H1 2022:

●	Revenue of €9.4 million

●	Gross profit (loss) of -€4.8 million

●	Net loss of -€7.1 million

●	Operating Result of -€18.5 million

●	Result before tax of -€7.1 million

●	Cash Flow from Operations of -€31.4 million

●	Capital Expenditure of €3.3 million

2022 Financial & Operating Guidance

ADSE is introducing FY2022 guidance as follows:

●	Total revenue of €80 - €100 million for FY2022

●	Revenue in FY2022 will be backloaded to second half based on confirmed order backlog, depending upon the supply chain

Conference Call information

https://www.webcast-eqs.com/adstec20220912

About ADS-TEC Energy

ADS-TEC Energy plc, a public limited company incorporated in Ireland and publicly listed on NASDAQ (“ADS-TEC Energy”), serves as a holding company for ADS-TEC Energy GmbH, our operating company incorporated in Germany (“ADSE GM”) and ADS-TEC Energy Inc., a US subsidiary of ADS-TEC Energy GmbH (“ADSE US” and together with ADS-TEC Energy and ADSE GM, “ADSE”). ADSE is a global leader in battery-buffered, ultra-fast charging technology thatdraws on more than 10 years of experience with lithium-ion technologies, storage solutions and fast charging systems, including the corresponding energy management systems. Its battery-based, fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADSE is a valuable partner for automotive, OEMs, utility companies and charge-operators.

More information on www.adstec-energy.com

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our financial outlook for 2022, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2022, which is available on our website at https://adstec-energy.com/investor-relations-corporate-governance/ and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Use of Non-IFRS Financial Measures

ADS-TEC Energy has provided in this press release financial information that has not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). ADS-TEC Energy uses these non-IFRS financial measures internally in analyzing its financial results and believes that the use of these non-IFRS financial measures is useful to investors to evaluate ongoing operating results and trends, and in comparing ADS-TEC Energy’s financial results with other companies in its industry as well other technology companies, many of which present similar non-IFRS financial measures.

The presentation of these non-IFRS financial measures is not meant to be considered in isolation or as a substitute for comparable IFRS financial measures and should be read only in conjunction with ADS-TEC Energy’s consolidated financial statements prepared in accordance with IFRS. A reconciliation of ADS-TEC Energy’s historical non-IFRS financial measures to their most directly comparable IFRS measures has been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Financial Statements

Unaudited interim condensed consolidated statements of comprehensive income

For the six months ended June 30:

kEUR	Note	2022	2021
Continuing operations
Revenue	4.1.1	9,431	20,947
Cost of sales	4.1.2	-14,255	-19,433
Gross profit (loss)		-4,824	1,514
Research and development expenses	4.1.2	-1,030	-1,583
Selling and general administrative expenses	4.1.2	-12,706	-4,083
Impairment losses on trade receivables and contract assets		-141	0
Other income		599	549
Other expenses		-384	-467
Operating result		-18,484	-4,069
Finance income	4.1.3	11,502	-
Finance expenses		-161	-1,108
Net finance result		11,341	-1,108
Result before tax		-7,143	-5,177
Income tax benefits (expenses)	4.1.4	-165	-
Result for the period		-7,309	-5,177
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		43	-
Other comprehensive income for the period, net of tax		43	-
Total comprehensive income for the period		-7,266	-5,177

Profit (loss) attributable to:
Shareholders of the parent		-7,309	-5,177
Non-controlling interests		-	-

Total comprehensive income attributable to:
Shareholders of the parent		-7,266	-5,177
Non-controlling interests		-	-

Earnings (loss) per share (in EUR)	4.1.5	-	-
Diluted		-0.15	-161.59
Basic		-0.15	-161.59

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Unaudited interim condensed consolidated statements of financial position

ASSETS
kEUR	Note	Jun. 30, 2022	Dec. 31, 2021
Intangible assets (excl. Goodwill)	4.2.1	18,342	17,038
Right-of-use assets	4.2.2	1,808	1,988
Property, plant and equipment	4.2.3	3,221	2,958
Other investments (non-current)		2,582	2,084
Trade and other receivables (non-current)		4	4
Deferred tax assets		-	-
Non-current assets		25,958	24,072
Inventories	4.2.4	28,462	13,063
Contract assets		1,195	973
Trade and other receivables (current)		17,770	11,304
Cash and cash equivalents		65,720	101,813
Current assets		113,148	127,152
Total assets		139,106	151,224

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

EQUITY AND LIABILITIES
kEUR	Note	Jun. 30, 2022	Dec. 31, 2021
Share capital		4	4
Capital reserves		215,291	214,100
Other equity		42	-2
Retained earnings		-117,211	-29,571
Profit (loss)		-7,309	-87,640
Equity attributable to owners of the Company		90,817	96,892
Non-controlling interests		-	-
Total equity		90,817	96,892
Lease liabilities (non-current)	4.2.2	1,341	1,537
Warrant liability (non-current)		7,755	12,767
Trade and other payables (non-current)		198	158
Contract liabilities (non-current)		132	132
Other provisions (non-current)		7,544	7,438
Deferred tax liabilities		2,022	1,859
Non-current liabilities		18,992	23,892
Lease liabilities (current)	4.2.2	553	528
Loans and borrowings (current)		-	7,522
Trade and other payables (current)		20,370	14,000
Contract liabilities (current)		6,208	6,208
Other provisions (current)		2,166	2,182
Current liabilities		29,297	30,440
Total liabilities		48,288	54,332
Total equity and liabilities		139,106	151,224

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Unaudited interim condensed consolidated statements of cash flows

For the six months ended June 30:

kEUR	Note	Jun. 30, 2022	Jun. 30, 2021
Result for the period		-7,309	-5,177
Depreciation and amortization	4.1.2	2,010	1,681
Finance income excluding the FX valuation of USD bank accounts		-5,022	-
Non-cash effective foreign currency gains		-6,479	-
Finance expense		161	1,108
Stock compensation	4.3	1,192	-
Gain/loss on disposal of property, plant and equipment	4.2.3	39	-
Change in trade receivables not attributable to investing or financing activities		-5,620	25
Change in inventories	4.2.4	-15,202	5,544
Change in trade payables		8,881	-1,534
Change in contract assets		-222	386
Change in contract liabilities		-1	-6,108
Change in other investments		-1,345	-13
Change in other provisions		91	528
Change in other liabilities		-2,523	-
Cash flow from operating activities		-31,351	-3,558
Purchase of property, plant and equipment	4.2.3	-760	-360
Investments in intangible assets, including internally generated intangible asset	4.2.1	-2,568	-1,535
Interest received		10	-
Cash flow from investing activities		-3,318	-1,895
Proceeds from borrowings and shareholder contribution and loans		-	5,742
Repayment of loans and borrowings		-7,525	-
Payment of lease liabilities	4.2.2	-280	-307
Interest paid		-161	-
Cash flow from financing activities		-7,966	5,435
Net decrease in cash and cash equivalents		-42,636	-18
Net cash and cash equivalents at the beginning of the period		101,813	18
FX effects		6,542	-
Net cash and cash equivalents at the end of the period		65,720	-

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated

Contacts:

ADS-TEC Energy Investor Relations –

Cary Segall

ADS-TEC Energy

c.segall@ads-tec-energy.com

+1 845-224-8180

Media – United States:

Scott Gamm

Strategy Voice Associates

scott@strategyvoiceassociates.com

+1 917-626-9515

ADS-TEC Energy Europe:

Dennis Müller

SVP Product Marketing & Communication

press@ads-tec-energy.com